Mail Stop 3561

August 3, 2009

Mr. Thomas A. Kingsbury
President and Chief Executive Officer
Burlington Coat Factory Warehouse Corporation
1830 Route 130 North
Burlington, New Jersey 08016

      Re: **Burlington Coat Factory Warehouse Corporation**
             Form 10-K for the Fiscal Year Ended May 31, 2008
             Filed August 29, 2008

Dear Mr. Kingsbury:

      We have completed our review of your Form 10-K for the fiscal year ended May 31, 2008 and have no further comments at this time.

                    Sincerely,

                    Mara Ransom
                    Legal Branch Chief